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                           April 28, 2023

       Lucas Haldeman
       Chief Executive Officer
       SmartRent, Inc.
       8665 E. Hartford Drive
       Suite 200
       Scottsdale, Arizona 85255

                                                        Re: SmartRent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
April 21, 2023
                                                            File No. 001-39991

       Dear Lucas Haldeman:

              We have reviewed your April 21, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to comments in our April 10, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Report on Internal Controls Over Financial Reporting, page
85

   1. We note your responses to prior comments 2 and 3. Please help us better understand how management concluded
that your disclosure controls and procedures were effective as of
                                                        December 31, 2022. In
this respect, explain how you considered that you inadvertently omitted disclosure
relating to management   s assessment regarding internal controls over
                                                        financial reporting in
reaching that conclusion.
              You may contact Morgan Youngwood, Senior, Staff Accountant at 202-551-3479 or
       Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.
 Lucas Haldeman
SmartRent, Inc.
April 28, 2023
Page 2




FirstName LastNameLucas Haldeman   Sincerely,
Comapany NameSmartRent, Inc.
                                   Division of Corporation Finance
April 28, 2023 Page 2              Office of Technology
FirstName LastName